PARTNERSHIP CAPITAL GROWTH, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

CONFIDENTIAL

CONFIDENTIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67314

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Partnership Capital Growth, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ▣ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 Jackson Street, Suite 201
(No. and Street)

Los Gatos	CA	95030
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brent R. Knudsen	415-407-2700	brent@pcg-investors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Dylan Floyd Accounting & Consulting (DFA&C)
(Name – if individual, state last, first, and middle name)

20909 Judah Ln	Santa Clarita	CA	91321
(Address)	(City)	(State)	(Zip Code)

03/01/2016	6235
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent R. Knudsen _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Partnership Capital Growth, LLC _____, as of December 31 _____, 2 025 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA JURAT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SANTA CLARA

Subscribed and sworn to (or affirmed) before me on this 27TH (Date) day of FEBRUARY (Month), 2026 (Year), by

(1) BRENT R. KNUDSEN

(and (2) ______________________),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

THERESA E. BRANDT
Notary Public - California
Santa Clara County
Commission # 2433193
My Comm. Expires Jan 30, 2027

Place Notary Seal and/or Stamp Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document PACIFIC CAPITAL GROWTH, LLC

Title or Type of Document: ANNUAL REPORT FORM X-17A-5 PT III

Document Date: 12/31/25 Number of Pages: ~~8~~ 10

Signer(s) Other Than Named Above: NONE



Report of Independent Registered Public Accounting Firm

CONFIDENTIAL

To the Board of Directors and Members
Partnership Capital Growth, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Partnership Capital Growth, LLC. as of December 31, 2025, the related statements of income, changes in shareholders' equity, and cash flows for the 2025 then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of Partnership Capital Growth, LLC. as of December 31, 2025 and the results of its operations and its cash flows for the 2025 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Partnership Capital Growth, LLC. My responsibility is to express an opinion on Partnership Capital Growth, LLC. financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Partnership Capital Growth, LLC. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental information consist of schedules I, II, III & IV has been subjected to audit procedures performed in conjunction with the audit Partnership Capital Growth, LLC's financial statements. The supplemental information is the responsibility of Partnership Capital Growth, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DylanFloyd Accounting & Consulting
Newhall, California
February 23, 2026

I have served as the Company's auditor since 2021.

PARTNERSHIP CAPITAL GROWTH, LLC

Statement of Financial Condition

December 31, 2025

Assets

Cash	$	135,786
Prepaid expenses		15,634
Total Assets	$	151,420

Liabilities and Member's Equity

Liabilities

Accrued expenses	$	35,085

Member's Equity		116,335
Total Liabilities and Member's Equity	$	151,420

See Accompanying Notes to Financial Statements

PARTNERSHIP CAPITAL GROWTH, LLC
Notes to the Financial Statements
December 31, 2025

1. Business and Summary of Significant Accounting Policies

Business

Partnership Capital Growth, LLC (the "Company") is a Delaware Limited Liability Company formed on February 24, 2006. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Company's primary source of revenue is from transaction and consulting fees generated through private placement transactions executed in the Healthy, Active, and Sustainable Living marketplace.

The Company has one managing member. As a limited liability company, the members' liability is limited to amounts reflected in the members' capital account.

Cash

The Company maintains its cash in bank deposit accounts, which at times may exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Revenue Recognition

In accordance with ASU No. 2014-09, *Revenue from Contracts with* Customers *(Topic 606)*, as amended, revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

PARTNERSHIP CAPITAL GROWTH, LLC
Notes to the Financial Statements
December 31, 2025

1. Business and Summary of Significant Accounting Policies (continued)

Private Placement Fees

Private placement services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. These contracts result in a single performance obligation upon completion of the transaction process. Private placement fees are contingent on the completion of the contracts and are calculated based on closing price. The timing of revenue recognition may differ from the timing of customer payments. The Company records a receivable when revenue is recognized prior to payment, and it has an unconditional right to payment. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met.

Significant judgments – The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Commission expense

The Company has compensation agreements with its registered representatives whereby they received a certain portion of private transaction and consulting fees earned by the Company.

Income Taxes

The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included with the income tax return of the member. Management has concluded that the Company is not subject to income taxes for the open tax years (current and prior three tax years as applicable) in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the financial statements. Such open tax years remain subject to examination by tax authorities. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

PARTNERSHIP CAPITAL GROWTH, LLC
Notes to the Financial Statements
December 31, 2025

1. Business and Summary of Significant Accounting Policies (continued)

Accounts Receivable

The Company's accounts receivable, which primarily consist of balances due from customers for transaction and consulting fees, are carried at amortized cost less the allowance for credit losses. The credit risk associated with receivables is that any customers with which it conducts business is unable to fulfill contractual obligations. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with receivables is not significant until it is past due based on the arrangement and expectation of collection in accordance with industry standards. The Company records an estimated allowance for credit loss for any balances that are deemed to be uncollectible. Management monitors the credit risk of customers, including historical experience, current conditions, reasonable assurance, and supportable forecasts to determine expected credit loss. There was no allowance for credit losses as of December 31, 2025.

Single Reporting Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions, investment banking, investment advisory and private equity businesses. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

PARTNERSHIP CAPITAL GROWTH, LLC
Notes to the Financial Statements
December 31, 2025

2.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $100,701, which was $95,701 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.35 to 1.

3.   Leases

The Company operates out of office premises of an affiliate. The Company is not a party to any leases nor is the Company obligated to pay any rent to the affiliate or any other party. As a result, there is no lease activity reported in the accompanying financial statements.

4.   Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

5.   Subsequent Events

During the period from January 1, 2026 to February 23, 2026, no events have occurred outside the normal course of operations, which would require additional disclosure or adjustment.